Exhibit 22

GWG Holdings, Inc.
Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant’s Securities
The entities in the table that follows are the issuer and guarantor of the L Bonds sold under registration statements declared effective by the SEC and governed by Amendment No. 2 to the Amended and Restated Indenture dated as of December 31, 2019 between GWG Holdings, Inc. (“GWG Holdings”), GWG Life, LLC (“GWG Life”), and Bank of Utah (as trustee) (as amended, the "Indenture"). The entities in the table that follows are also guarantors of the Seller Trust L Bonds issued under a Supplemental Indenture to the Indenture.
The L Bonds and Seller Trust L Bonds are secured by substantially all the assets of GWG Holdings and a pledge of all of GWG Holdings’ common stock held by Beneficient Capital Company, L.L.C. and AltiVerse Capital Markets, L.L.C. (which together represent approximately 12% of our outstanding common stock), and are guaranteed by a guarantee by GWG Life and corresponding grant of a security interest in substantially all the assets of GWG Life. As a guarantor, GWG Life has fully and unconditionally guaranteed the payment of principal and interest on the L Bonds and Seller Trust L Bonds. GWG Life’s equity in its subsidiaries, GWG Life Trust, GWG DLP Funding V Holdings, LLC and GWG DLP Funding IV, LLC, serves as collateral for the L Bond and Seller Trust L Bond obligations of GWG Holdings.

Entity Name	Jurisdiction of Organization	Role

GWG Holdings, Inc.	Delaware	Issuer / Pledged Collateral

GWG Life, LLC	Delaware	Guarantor / Pledged Collateral